July 13, 2009

Via EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn.:  Lawrence Greene:

Re:	Taiwan Greater China Fund (the “Trust””) (SEC File Nos. 811-05617 and 005-40977)

Dear Mr. Greene:

Below are the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Preliminary Proxy Statement (the “Preliminary Proxy Statement”) on Schedule 14A for the Trust that was filed with the Commission on July 1, 2009, and the Trust’s responses thereto.  For your convenience, we are also attaching as Annex  A a copy of the Preliminary Proxy Statement with revisions made in response to the Staff’s comments underlined and in bold, as well as Annex B, the “Tandy” Letter.

Capitalized terms used in this letter without definition have the respective meanings assigned to them in the Preliminary Proxy Statement.

Proposal No. 2

1.	Comment: Please review the following sentence under the heading “Background and Summary” and revise the sentence so that the terms “higher” and “lower” are reversed:

In addition, the Board of Trustees recognizes that discounts as well as premiums can be an inherent consequence of the closed-end structure because of the probability that the shares of a closed-end fund will trade at a higher or lower price than the NAV per share.

Response:  The sentence has been revised as follows:

In addition, the Board of Trustees recognizes that discounts as well as premiums can be an inherent consequence of the closed-end structure because of the probability that the shares of a closed-end fund will trade at a lower or higher price than the NAV per share.

2. Comment: With respect to the following disclosure under the heading  “Differences Between Open-End and Closed-End Investment Companies-Fluctuation of Capital; Redeemability of Shares; Elimination of Premium and Discount”, please further characterize the period of time described in the following sentence; for example, whether the premium/discount for the period disclosed was balanced, or whether there were any particular trends during the period that should be disclosed:

From May 12, 1989 to October 16, 2008 the Shares traded on the NYSE at prices ranging from 31.55% below NAV (on April 27, 1990) to 35.36% above NAV (on December 13, 1993).

Response:  The following disclosure has been added to the section entitled “Differences Between Open-End and Closed-End Investment Companies-Fluctuation of Capital; Redeemability of Shares; Elimination of Premium and Discount”:

During the period from May 1989 to September 1996, the Trust often traded for prolonged periods at significant premiums to net asset value, often exceeding 20%.  The Trust also traded at significant discounts during this period.  Following September 1996, the Fund continuously sold at significant discounts during and after the Asian Financial Crisis.  From the beginning of 2005 until early 2007, the discount moderated significantly, before widening again during the financial turmoil of the past two years.

3. Comment:  With respect to the disclosure under the heading entitled “Differences Between Open-End and Closed-End Investment Companies-Leverage”, please provide additional disclosure clarifying that, to the extent the Trust might engage in leverage, such activities would benefit the Adviser and result in potential conflicts of interest with respect to the Adviser:

Response:  The Trust does not intend to include the proposed disclosure under this heading, as the Trust’s fundamental investment policies do not permit the Trust to issue senior securities, except as permitted with respect to its borrowing policy, which limits such borrowing to not more than 5% of its NAV.  Additionally, the Trust’s Adviser would not benefit from any leverage activities, as the Adviser’s fees are calculated on a net asset value basis, which would not include any increase in assets resulting from leverage activities.

4. Comment:  Under the heading entitled “Effect of Conversion on the Trust-Portfolio Management”, please review the following two sentences and consider disclosing whether, as a result of the Trust’s semi-annual repurchase offers, there is an impact on the Trust’s need for liquidity and if such liquidity considerations are similar to those of an open-end investment company:

Because the Trust is a closed-end fund, however, the Trust currently is not required to invest new monies or liquidate portfolio holdings at what may be inopportune times, and can manage its portfolio with a primary emphasis on long-term considerations.

Furthermore, the Board of Trustees believed that a need for the Trust to maintain some level of cash reserves to fund redemptions on an on-going basis could restrict the Trust’s ability to remain fully invested in equity securities in circumstances in which its portfolio manager otherwise thought it advantageous to be so invested.

Response:   The Trust believes all significant effects of a conversion to an open-end investment company are disclosed in the Preliminary Proxy Statement and, as such, the Trust does not believe there is a need to discuss the Fund’s semi-annual repurchase offers under this heading.  Unlike open-end investment companies, which experience unexpected needs for liquidity and are unable to predict when redemptions will occur and in what quantity, the Trust’s semi-annual repurchase offers are predictable in nature and do not significantly impact the Trust’s need for liquidity.

5. Comment: Please review the following sentence under the heading entitled “Measures That May Be Adopted if the Trust Becomes an Open-End Investment Company-Redemption Fee”, consider whether it is accurate to apply the 2% redemption fee to all redemptions and clarify if there are any exceptions that would not be subject to the 2% fee:

In order to reduce the number of redemptions of the Shares immediately following the conversion of the Trust to an open-end investment company (thereby reducing any disruption of the Trust’s normal portfolio management) and to offset the brokerage and other costs of such redemptions, the Board of Trustees may decide that the Trust should impose a redemption fee for a period of time, to be retained by the Trust, of up to 2.00% of the redemption proceeds payable by the Trust on all redemptions.

Response:  The Trust has reviewed the disclosure above and notes that, in the event it is converted to an open-end investment company, the Board of Trustees (the “Board”) will examine the redemption fee and consider whether to exempt certain classes of investors from the redemption fee.  The Trust has modified the disclosure under the heading “Measures That May Be Adopted if the Trust Becomes an Open-End Investment Company-Redemption Fee” as follows:

In order to reduce the number of redemptions of the Shares immediately following the conversion of the Trust to an open-end investment company (thereby reducing any disruption of the Trust’s normal portfolio management) and to offset the brokerage and other costs of such redemptions, the Board of Trustees may decide that the Trust should impose a redemption fee for a period of time, to be retained by the Trust, of up to 2.00% of the redemption proceeds payable by the Trust on all redemptions.  At such time, the Board of Trustees will consider whether certain classes of investors may be exempt from such redemption fee.

6. Comment: Please review the following sentence under the heading entitled “Measures That May Be Adopted if the Trust Becomes an Open-End Investment Company-Effect on the Trust’s Declaration of Trust” and provide additional disclosure with respect to any other anti-takeover positions that would be eliminated in the event the Trust converts to an open-end investment company:

In addition, the Declaration of Trust provides that if the Trust becomes an open-end fund and is no longer required by stock exchange rules to hold annual meetings for the election of Trustees, the Board of Trustees may submit a proposal, which may be adopted by vote of a majority of the Trust’s outstanding Shares, that the Trust cease to hold annual meetings of its Shareholders and that it eliminate its staggered Board of Trustees.

Response:  In the event the Trust converts to an open-end investment company, the Trust presently has no intention to impose or eliminate any other anti-takeover provisions; accordingly, the Trust does not believe there is a need to include additional disclosure in this section.

Kind regards,

Taiwan Greater China Fund

By:	/s/ Steven R. Champion
Steven R. Champion
President, Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A INFORMATION

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Taiwan Greater China Fund

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July 30, 2009

TAIWAN GREATER CHINA FUND
c/o Nanking Road Capital Management, LLC
111 Gillett Street
Hartford, CT 06105
Telephone: 1-800-343-9567

Dear Shareholders:

You are cordially invited to attend the 2009 Annual Meeting of Shareholders (the “Meeting”) of the Taiwan Greater China Fund (the “Trust”), which will be held at the offices of Brown Brothers Harriman & Co., 50 Milk Street, Boston, Massachusetts 02109-3661, on Thursday, September 10, 2009 at 9:30 a.m., Eastern time. A formal notice and a Proxy Statement regarding the Meeting, a proxy card for your vote at the Meeting and a postage prepaid envelope in which to return your proxy are enclosed. Shareholders who plan on attending the Meeting will be required to present valid identification in order to gain admission.

    At the Meeting, Shareholders will:

(i)	Elect two Trustees, each to serve for a term expiring on the date of the 2012 Annual Meeting of Shareholders or the special meeting held in lieu thereof;

(ii)	Consider whether to approve the conversion of the Trust from a closed-end investment company into an open-end investment company; and

(iii)	Transact such other business as may properly come before the Meeting or at any adjournment thereof.

The Board of Trustees recommends that you vote for each of the nominees for Trustee named in the accompanying Proxy Statement.

The Board of Trustees recommends that you vote against approval of the conversion of the Trust from a closed-end investment company into an open-end investment company.

Whether or not you plan to attend the Meeting in person, it is important that your shares be represented and voted. After reading the enclosed notice and Proxy Statement, please complete, date, sign and return the enclosed proxy card at your earliest convenience. Your return of the proxy card will not prevent you from voting in person at the Meeting should you later decide to do so.

If you are a beneficial owner holding shares through a broker-dealer or other nominee, please note that, under the rules of the New York Stock Exchange, broker-dealers or other nominees may either use their discretion to vote your shares on the proposal described in paragraph (i) above without your instructions, or leave your shares unvoted.  Accordingly, the Board of Trustees of the Trust urges all beneficial owners of shares who are not also record owners of such shares to contact the institutions through which their shares are held and give appropriate instructions, if necessary, to vote their shares. The Trust will also be pleased to cooperate with any appropriate arrangement pursuant to which beneficial owners desiring to attend the Meeting may be identified as such and admitted to the Meeting as Shareholders.

Time will be provided during the Meeting for discussion, and Shareholders present at the Meeting will have an opportunity to ask questions about matters of interest to them.
Respectfully,

Steven R. Champion	Pedro-Pablo Kuczynski
President	Chairman of the Board of Trustees

Important matters will be considered at the Meeting.  Accordingly, all Shareholders, regardless of the size of their holdings, are urged to sign and mail the enclosed proxy in the enclosed envelope, or to give appropriate instructions to persons holding shares of record on their behalf, promptly.

TAIWAN GREATER CHINA FUND

Notice of Annual Meeting of Shareholders
To be held September 10, 2009

To the Shareholders of the Taiwan Greater China Fund:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the “Meeting”) of the Taiwan Greater China Fund will be held at the offices of Brown Brothers Harriman & Co., 50 Milk Street, Boston, Massachusetts 02109-3661 on Thursday, September 10, 2009 at 9:30 a.m., Eastern time, for the following purposes:

1.	To elect two Trustees, each to serve for a term expiring on the date of the 2012 Annual Meeting of Shareholders or the special meeting held in lieu thereof;

2.	To consider whether to approve the conversion of the Trust from a closed-end investment company into an open-end investment company; and

3.	To transact such other business as may properly come before the Meeting or at any adjournment thereof.

The Board of Trustees of the Trust has fixed the close of business on Monday, July 13, 2009 as the record date for the determination of Shareholders entitled to notice of and to vote at the Meeting and at any adjournment thereof. Shareholders are entitled to one vote for each share of beneficial interest of the Trust held of record on the record date with respect to each matter to be voted upon at the Meeting.

You are cordially invited to attend the Meeting. All Shareholders are requested to complete, date and sign the enclosed proxy card and return it promptly, and by no later than Wednesday, September 9, 2009, in the envelope provided for that purpose, which does not require any postage if mailed in the United States. If you are able to attend the Meeting, you may, if you wish, revoke the proxy and vote personally on all matters brought before the Meeting. The enclosed proxy is being solicited by the Board of Trustees of the Trust.

BY ORDER OF THE BOARD OF TRUSTEES

Regina Foley, Secretary

July 30, 2009

TAIWAN GREATER CHINA FUND
PROXY STATEMENT

INTRODUCTION

This Proxy Statement is furnished in connection with the solicitation of proxies on behalf of the Board of Trustees (the “Board of Trustees” or the “Board”, the Trustees of the Board are referred to herein as the “Trustees”) of the Taiwan Greater China Fund (the “Trust”) for use at the Annual Meeting (the “Meeting”) of holders of shares (the “Shareholders”) of the Trust (the “Shares”) to be held at the offices of Brown Brothers Harriman & Co., 50 Milk Street, Boston, MA 02109-3661 on Thursday, September 10, 2009 at 9:30 a.m., Eastern time, and at any adjournment thereof.

This Proxy Statement and the accompanying proxy are first being mailed to Shareholders on or about July 30, 2009.  All properly executed proxies received by mail on or before the close of business on September 9, 2009 or delivered personally at the Meeting will be voted as specified in such proxies or, if no specification is made, for Proposal 1 and against Proposal 2.

The Board of Trustees has fixed the close of business on Monday, July 13, 2009, as the record date for the determination of Shareholders entitled to notice of and to vote at the Meeting and at any adjournment thereof.  Shareholders of record will be entitled to one vote for each Share.  No Shares have cumulative voting rights for the election of the Trustees.

As of the record date, the Trust had [     ] Shares outstanding. Abstentions will be counted as present for all purposes in determining the existence of a quorum.

One-third of the Trust’s outstanding Shares, present in person or represented by proxy at the Meeting, will constitute a quorum for the transaction of business at the Meeting. The affirmative vote of a plurality of the Shares present or represented by proxy and voting on the matter in question at the Meeting is required to elect the nominees for election as Trustees.  Approval of converting the Trust from a closed-end investment company to an open-end investment company requires the affirmative vote of a majority of the outstanding Shares.

Shares represented by duly executed proxies will be voted at the Meeting in accordance with the instructions given.  However, if no instructions are specified on the proxy with respect to a proposal, shares will be voted FOR the election of the two nominees for Trustees, and AGAINST the conversion of the Trust from a closed-end investment company into an open-end investment company and in accordance with the judgment of the persons appointed as proxies upon any other matter that may properly come before the Meeting.  A Shareholder may revoke a previously submitted proxy at any time prior to the Meeting by (i) a written revocation, which must be signed and include the Shareholder’s name and account number, received by the Secretary of the Trust, c/o Nanking Road Capital Management, LLC,  111 Gillett Street Hartford, CT 06105; (ii) properly executing a later-dated proxy; or (iii) attending the Meeting and voting in person.  If your Shares are held by your broker, in order to revoke your proxy, you may need to forward your written revocation or a later-dated proxy card to your broker rather than the Trust.  Abstentions will be treated as votes present and not cast at the meeting.  Accordingly, abstentions will not have the effect of votes in opposition to the election of a Trustee under Proposal 1 but will effectively be treated as an “Against” vote for the conversion of the Trust from a closed-end investment company into an open-end investment company under Proposal 2.

The Trust knows of no business that may or will be presented for consideration at the Meeting, other than that described in Proposals 1 and 2 described herein. If any matter not referred to above is properly presented, the persons named on the enclosed proxy will vote in accordance with their discretion. However, any business that is not on the agenda for the Meeting may be presented for consideration or action at the Meeting only with the approval of the Board of Trustees.

The address of Brown Brothers Harriman & Co., which provides certain administrative services for the Trust, is 50 Milk Street, Boston, Massachusetts 02109-3661.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on Thursday, September 10, 2009. The Fund’s Notice of Special Meeting of Shareholders, Proxy Statement and Form of Proxy are available on the Internet at [_______________]

BENEFICIAL OWNERSHIP OF SHARES

The following table provides information, as of July 13, 2009, except as noted, regarding the beneficial ownership of Shares by (i) each person or group known to the Trust to be the beneficial owner of more than 5% of the Shares outstanding, (ii) each of the Trust’s Trustees or Trustee nominees, (iii) each executive officer of the Trust and (iv) all Trustees, Trustee nominees and executive officers of the Trust as a group. Except as noted, each of the named owners has sole voting and dispositive power over the Shares listed.

Name and Address of Beneficial Owner	Amount of Beneficial Ownership	Percent of Fund
City of London Investment Group plc (“CLIG”) City of London Investment Management Company Limited (“CLIM”) 10 Eastcheap London EC3M 1LX U.K.	3,185,617(1)	24.39%
Lazard Asset Management LLC (“Lazard”) 8 Walnut Ave East Farmingdale, NY 11735 U.S.A.	1,544,870(2)	10.67%
Sarasin Investment Fund Ltd. 155 Bishopsgate London EC2M 3XY	1,049,000(3)	6.89%
NewGate LLP 80 Field Point Road 12th Floor Greenwich CT 06830 U.S.A.	587,809(4)	4.0%

TRUSTEES AND EXECUTIVE OFFICERS

Name	Amount of Beneficial Ownership	Percent of Fund	Dollar Range of Beneficial Ownership **
Steven R. Champion	20,500	*	$[_____-$______]
Frederick C. Copeland, Jr.	8,000	*	$[_____-$______]
David Laux	6,000	*	$[_____-$______]
Robert P. Parker	2,000	*	$[_____-$______]
Edward B. Collins	3,000	*	$[_____-$______]
Pedro Pablo Kuczynski	2,300	*	$[_____-$______]
Tsung-Ming Chung	0	N/A	None
Cheryl Chang	0	N/A	None
Regina Foley	0	N/A	None
All Trustees, Trustee nominees and executive officers as a group	38,800	*
*Less than 1%

** Based on the net asset value of the Shares on July 13, 2009 of [$_______].

(1)
Based upon information provided by CLIG and CLIM in a Statement on Schedule 13G jointly filed on January 30, 2009 with respect to ownership as of December 30, 2008.  In that statement, CLIM reported that it held its 3,185,617 Shares as investment adviser to certain investment funds.  CLIG reported that its ownership included the 3,185,617 Shares held by CLIM as a result of CLIG’s status as the parent holding company of CLIM.  CLIG and CLIM stated that they held sole voting power and sole dispositive power over their Shares.

(2)
Based upon information provided by Lazard Asset Management LLC in a Statement on Schedule 13G filed on February 10, 2009 with respect to its ownership as of January 30, 2008, declaring that it held sole voting and sole dispositive power over its Shares.

(3)
Based upon information disclosed on Bloomberg.  This information reflects that Sarasin Emerging Sar Fund holds 495,299 Shares, and SaraPro Emerging Markets Fund holds 306,010 Shares.  The Trust believes that Sarasin holds voting and shared dispositive power over all such Shares.

(4)
Based upon information provided by Newgate LLP in a Statement on Schedule 13G filed on January 17, 2008 with respect to its ownership as of December 31, 2007, declaring that it held sole voting and sole dispositive power over its Shares.

PROPOSAL 1.  ELECTION OF TRUSTEES

The two nominees for election to the Board of Trustees are Messrs. Edward B. Collins and Tsung-Ming Chung.  Mr. Collins is currently a Trustee of the Trust, and if reelected, will serve for a term expiring on the date of the 2012 Annual Meeting of Shareholders or the special meeting held in lieu thereof.  Mr. Chung is currently a Trustee of the Trust, and if reelected, will serve for a term expiring on the date of the 2012 Annual Meeting of Shareholders or the special meeting held in lieu thereof.  Messrs. Collins and Chung were nominated by Board of Trustees at a meeting held on June 8, 2009, following the recommendation of the Nominating Committee of the Board at a meeting held on January 13, 2009.

The persons named in the accompanying proxy will, in the absence of contrary instructions, vote all proxies FOR the election of Messrs. Collins and Chung.  Each nominee has indicated his consent to be named in the accompanying proxy and that he will serve if elected.  If either or both of Messrs. Collins and Chung should be unable to serve (an event not now anticipated), the proxies will be voted for such person(s), if any, as is designated by the Board of Trustees to replace Mr. Collins and/or Mr. Chung, as the case may be.

INFORMATION CONCERNING NOMINEES

The following table sets forth certain information concerning Messrs. Collins and Chung.

Name (Age) and Address	Position(s) Held with the Trust	Term of Office and Length of Time Served	Principal Occupation(s) During the Past Five Years	Other Business Experience, Other Positions with Affiliated Persons of the Trust and Other Directorships Held by Nominee
Non-Interested Nominees
Edward B. Collins (66) 765 Market Street, Suite 31A San Francisco, California 94103 U.S.A.	Trustee and Audit Committee Member	Trustee since 2000 and until the 2009 Annual Meeting of Shareholders or the special meeting held in lieu thereof	Managing Director, China Vest Group (venture capital investment), since prior to 2004	Director, Bookham Inc., since May 2008, Director, Medio Stream, Inc, since 2001; Chairman, California Bank of Commerce, since 2006; Partner, McCutchen, Doyle, Brown & Enersen (law firm), 1987–95
Tsung-Ming Chung (61) 4F, No.1, Lane 21, Hsing-Hua Road Kwei-Shan Industrial Zone, Taoyuan, Taiwan, R.O.C.	Trustee and Audit Committee Member	Trustee since 2006 and until the 2009 Annual Meeting of Shareholders or the special meeting held in lieu thereof	Chairman and Chief Executive Officer, Dynapak International Technology Corp, since 2002; Chairman, Systems and Chips, Inc.; Director, Arima Group (technology)	Director, Far Eastern International Bank; Director and Chairman of Audit Committee, Taiwan Mobile Co.; Director and Audit Committee Chairman, SMIC

INFORMATION CONCERNING OTHER TRUSTEES

    The following table sets forth certain information concerning the Trustees of the Trust (other than Messrs. Collins and Chung).

Name (Age) and Address	Position(s) Held with the Trust	Term of Office and Length of Time Served	Principal Occupation(s) During the Past Five Years	Other Business Experience, Other Positions with Affiliated Persons of the Trust and Other Directorships Held by Nominee
Non-Interested Trustees
Frederick C. Copeland, Jr. (67) 11 Deer Ridge Road Avon, Connecticut 06001 U.S.A.	Trustee, Vice Chairman, and Audit Committe member	Trustee since May 2004 and until the 2011 Annual Meeting of Shareholders or the special meeting held in lieu thereof; Vice Chairman of the Board since February 2006	Vice Chairman, Director, Chairman of Executive Committee, Far East National Bank since 2004; Principal, Deer Ridge Associates, LLC (financial consulting), 2001-2006
Director, Mercantile Commerce Bank Holding, since 2007; Director, Mercantile Commerce Bank, since 2007; President, Chief Executive Officer and Chief Operating Officer, Aetna International (insurance), from 1995 to 2001; Executive Vice President, Aetna, Inc. (insurance), from 1997 to 2001; Chairman, President and Chief Executive Officer, Fleet Bank, N.A., 1993–1995; President and Chief Executive Officer, Citibank Canada Ltd., 1987–1993; Taiwan Country Head, Citibank, 1983–1987

Robert P. Parker (67) 101 California Street Suite 2830 San Francisco, California 94111 U.S.A.	Trustee and Audit Committee Member	Trustee since 1998 and until the 2011 Annual Meeting of Shareholders or the special meeting held in lieu thereof; and Chairman from February to July 2004	Chairman, Parker Price Venture Capital, Inc. (formerly known as Allegro Capital, Inc.), since prior to 2004	Director, NexFlash Technologies, Inc., 2001-2005; Partner, McCutchen, Doyle, Brown & Enersen (law firm), 1988–97
David N. Laux (81) The Hampshire, Apt. No. 701 1101 N. Elm St. Greensboro, N.C. 24701 U.S.A.	Trustee	Trustee since 1992 and until the 2010 Annual Meeting of Shareholders or the special meeting held in lieu thereof; Chairman from July 2004 to August 2007	Director; International Foundation, 2001–2007; Chairman, Great Dads (non-profit), 2004–2006; President, US-Taiwan Business Forum, from 2000 to 2005; Director, US-Taiwan Business Council, 2000-present
President, US-ROC (Taiwan) Business Council, 1990-2000; Chairman and Managing Director, American Institute in Taiwan, 1987-90; Director
of Asian Affairs, National
Security Council, The White
House, 1982-86

Pedro-Pablo Kuczynski (70) Chequehuanla 967 San Isidro, Lima, Peru	Trustee and Chairman of the Board	Trustee since 2007 and until the 2010 Annual Meeting of Shareholders or special meeting held in lieu thereof; Chairman since August 2007
Senior Advisor and Partner, The Rohatyn Group (emerging markets manager), since 2007; Prime Minister of Peru, 2005–2006; Minister of Economy of Peru, 2001–2002; 2004–2005; Partner and CEO, Latin America Enterprise Fund (private equity), 1995–2001
Chairman and Director, Advanced Metallurgical Group (“AMG, N.V.”), since 2007; Director, Ternium Inc., since 2007

BOARD STRUCTURE

Since the inception of the Trust in 1989, the Trustees of the Trust have been divided into three classes, each having a term of three years, with the term of one class expiring each year.  As of the date of this proxy statement, the Board has six members, with at least two members in each of the three classes.

BOARD AND COMMITTEE MEETINGS

The Board of Trustees of the Trust held three meetings during the fiscal year ended December 31, 2008. During the fiscal year ended December 31, 2008, each Trustee attended at least 75% of the total of (i) all meetings of the Board of Trustees and (ii) all meetings of each committee of the Board on which he served.

NOMINATING COMMITTEE

The Board of Trustees has a Nominating Committee, the current members of which are Messrs. Robert P. Parker (Chair) and David N. Laux.  The members of the Nominating Committee are not “interested persons” of the Trust, as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”) and also are independent Trustees of the Trust, as defined under the rules of the New York Stock Exchange (“NYSE”). The Nominating Committee has a charter, which is available on the Trust’s website at www.taiwangreaterchinafund.com. The charter provides that the Nominating Committee will consider recommendations of Trustee nominees submitted by Shareholders. Any such recommendations should be sent to the Trust’s Nominating Committee, c/o Secretary of the Trust, Nanking Road Capital Management, LLC, 111 Gillett Street, Hartford, CT 06105.  The charter also provides that the Nominating Committee will consider potential candidates who are personally known to members of the Nominating Committee, persons who are recommended to the Nominating Committee by other members of the Board and other persons known by Board members or persons identified by any search firm retained by the Nominating Committee. In considering whether to recommend that an individual be nominated as a Trustee, the Nominating Committee will take the following criteria, among others, into account: (i) the Board’s size and composition; (ii) applicable listing standards and laws; (iii) an individual’s expertise (especially with regard to matters relating to Taiwan, mainland China and public and private investment funds), experience and willingness to serve actively; (iv) whether an individual will enhance the functioning of the Board and the compatibility of his or her views concerning the manner in which the Trust should be governed with the Board’s assessment of the interests of the Trust’s shareholders; and (v) the number of other company boards of directors on which such individual serves.

During the fiscal year ended December 31, 2008, the Nominating Committee did not retain any search firm or pay a fee to any third party to identify Trustee candidates.

The Nominating Committee held one meeting during the fiscal year ended December 31, 2008.  On January 13, 2009, the Nominating Committee met and recommended that Messrs. Edward B. Collins and Tsung-Ming Chung be nominated to stand for election at the Meeting.

AUDIT COMMITTEE AND INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Trustees has an Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 32a-4 under the 1940 Act. The current members of the Audit Committee are Messrs. Edward B. Collins (Chair), Frederick C. Copeland, Jr., Robert P. Parker and Tsung-Ming Chung. The members of the Audit Committee are not interested persons of the Trust, as defined in the 1940 Act, and also are independent Trustees of the Trust, as defined in the rules of the NYSE.

The responsibilities of the Audit Committee include, among other things, review and selection of the independent public accountants of the Trust, review of the Trust’s financial statements prior to their submission to the Board of Trustees and of other accounting matters of the Trust, and review of the administration of the Trust’s Codes of Ethics and Whistleblower Policy.

Audit Committee Report

The Audit Committee held two meetings during the fiscal year ended December 31, 2008.  The Audit Committee also met on February 17, 2009. At those meetings, the Audit Committee, among other things:

(i)	approved the selection of KPMG LLP (“KPMG”) as the Trust’s independent public accountants for its 2009 fiscal year;

(ii)	reviewed the annual report and audited financial statements of the Trust for its 2007 and 2008 fiscal year and discussed those statements with the Trust’s management and KPMG;

(iii)	reviewed the audit committee’s performance for the calendar year ended 2007 and 2008;

(iv)
discussed with the Trust’s management and KPMG those matters requiring discussion by the Accounting Standards Board’s Statement of Auditing Standards No. 61 as currently in effect, including the independence of KPMG;

(v)
received the written disclosures and the letters from KPMG required by the applicable requirements of the Public Company Accounting Oversight Board regarding KPMG’s communications with the Audit Committee concerning independence;

(vi)	reviewed the charter for the Audit Committee; and

(vii)	pre-approved the payment of fees for permitted non-audit services.

Based upon the reviews, discussions and consideration described above, the Audit Committee recommended to the Board of Trustees that the Trust’s audited financial statements be included in its Annual Report to Shareholders for the Trust’s fiscal year ended December 31, 2008.

Edward B. Collins
Frederick C. Copeland Jr.
Robert P. Parker
Tsung-Ming Chung

Representatives of KPMG are expected to be available at the Meeting to respond to appropriate questions from Shareholders and will have an opportunity to make a statement if they desire to do so.

AUDIT FEES

The aggregate fees billed by KPMG for professional services rendered by KPMG, the Trust’s independent auditors, in connection with the annual review and audit of the Trust’s financial statements and for services that are normally provided by KPMG in connection with statutory and regulatory filings or engagements for each of the fiscal years ended December 31, 2007 and December 31, 2008 were $ [     ] and $ [     ], respectively.

Audit Related Fees.  The aggregate fees billed for assurance and related services by KPMG that are reasonably related to the performance of the audit or review of the Trust’s financial statements and are not reported under the section entitled “Audit Fees” for each of the fiscal years ended December 31, 2007 and December 31, 2008 were $ [     ] , and $[      ], respectively.

Tax Fees. The aggregate fees billed for professional services rendered by KPMG in connection with the preparation of the Trust’s federal income and excise tax returns and the provision of tax advice and planning services for each of the fiscal years ended December 31, 2007 and December 31, 2008 were $ [     ] and $ [     ], respectively.

All Other Fees. The aggregate fees billed for products and services provided by KPMG other than the fees for services referenced above for each of the fiscal years ended December 31, 2007 and December 31, 2008 were $ [     ].

Aggregate Amount of Non-Audit Fees.  The aggregate amount of non-audit fees billed by KPMG for services rendered to the Trust for each of the fiscal years ended December 31, 2007 and December 31, 2008 were $[      ] and $[      ], respectively.  The aggregate non-audit fees include the amounts shown under Tax Fees and All Other Fees for the fiscal years ended December 31, 2007 and December 31, 2008, respectively.

AUDIT COMMITTEE’S PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee approves the engagement of the Trust’s accountants to render audit or non-audit services before such accountants perform such services.

All services described under “Audit Fees” and “Non-Audit Fees” above that required approval were pre-approved by the Audit Committee before KPMG’s engagement to perform them.

POLICY ON TRUSTEES’ ATTENDANCE AT ANNUAL SHAREHOLDER MEETINGS

The Trust’s policy with regard to attendance by members of the Board of Trustees at its Annual Meetings of Shareholders is that all Trustees are expected to attend, absent extenuating circumstances.  All six Trustees attended the 2008 Annual Meeting.

COMMUNICATIONS WITH THE BOARD OF TRUSTEES

Shareholders who wish to communicate with the Board of Trustees with respect to matters relating to the Trust may address their correspondence to the Board as a whole or to individual members c/o the Secretary of the Trust, Nanking Road Capital Management, LLC, 111 Gillett Street Hartford, CT 06105.

OFFICERS OF THE TRUST

The following table sets forth certain information concerning the officers of the Trust. Information regarding Mr. Kuczynski, the Chairman of the Board, is set forth in the Trustee table above. The Chairman and the President (Messrs. Kuczynski and Champion, respectively) each holds office until his successor is duly elected and qualified, and all other officers hold office at the discretion of the Trustees.

Name (Age) and Address	Position(s) Held with the Trust	Length of Time Served	Principal Occupation(s) During the Past Five Years	Other Business Experience, Other Positions with Affiliated Persons of the Trust and Other Directorships Held by Nominee
Steven R. Champion (63) 111 Gillett Street Hartford, CT 06105 U.S.A.	President, Chief Executive Officer and Portfolio Manager	Since February 2004
President, Nanking Road Capital Management, LLC, since July 2007; President, Chief Executive Officer and Portfolio Manager of the Fund from February 2004 to October 2007; Executive Vice President,
Bank of Hawaii, 2001-2003;
Chief Investment Officer,
Aetna International, from
prior to 2000 to 2001
Director, Connecticut Choral Artists, Inc., from 2007 to March 2009
Regina Foley ( ) 111 Gillett Street Hartford, CT 06105 U.S.A.	Secretary, Treasurer, Chief Financial Officer and Chief Compliance Officer	Secretary, Treasurer, Chief Financial Officer and Chief Compliance Officer since June 2009
Secretary,
Treasurer, Chief Financial
Officer and Chief Compliance Officer, Nanking Road Capital Management, since June  2009; [         ], The Hartford Financial Services Group, since [        ] ; and [    ], ING since[          ]

TRUSTEE AND OFFICER COMPENSATION

The compensation received by each Trustee and officer of the Trust for the fiscal year ended December 31, 2008 is set forth below.

Name	Position	Total Compensation from the Trust Paid to Trustees and officers (1)(2)
Edward B. Collins	Trustee	$21,000
Frederick C. Copeland, Jr.	Trustee	$26,000
David N. Laux	Trustee	$18,000
Robert P. Parker	Trustee	$21,000
Tsung-Ming Chung	Trustee	$18,000
Pedro-Pablo Kuczynski	Trustee	$26,000

(1)  The Trustees and officers of the Trust do not receive any pension or retirement benefits from the Trust.
(2) Compensation consists of a $2,000 meeting fee for each Board of Trustees’ meeting or committee meeting attended in person, $1,000 meeting fee for each Board of Trustees’ meeting or committee meeting attended by telephone and an annual retainer of $12,000 ($20,000 for the Chairman and $17,000 for the Vice Chairman).

REQUIRED VOTE

The affirmative vote of a plurality of Shares present or represented by proxy and voting on the matter in question at the Meeting is required to elect the nominees for election as Trustees.  Abstentions will be treated as votes present and not cast at the meeting.  Abstentions will not have the effect of votes in opposition to the election of a Trustee under this Proposal 1.

THE BOARD OF TRUSTEES UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE ELECTION OF THE NOMINEES AS TRUSTEES

PROPOSAL 2:  CONVERSION OF THE TRUST FROM A CLOSED-END INVESTMENT COMPANY TO AN OPEN-END INVESTMENT COMPANY

BACKGROUND AND SUMMARY

The Trust is registered as a closed-end investment company under the 1940 Act and has operated as a closed-end fund since the reorganization of The Taiwan (R.O.C.) Fund (which was an open-end fund not registered in the United States) into the Trust on May 19, 1989.  The Trust’s Amended and Restated Declaration of Trust (the “Declaration of Trust”) and By-Laws provide that the Board of Trustees is required to submit to the Shareholders at their next annual meeting a binding resolution to convert the Trust into an open-end investment company if the Shares trade on the NYSE at an average discount from their net asset value (“NAV”) of more than 10% during any twelve-week period beginning after the most recent vote on such matter (which occurred at the Trust’s 2008 annual meeting).  For these purposes, the average variation of the trading price of the Shares from their NAV is determined on the basis of such variances for each trading day (which means each day when the NYSE is open for trading) during the applicable twelve-week period and then the average of such daily variances is determined for the applicable 12-week period as of the end of such period.  The affirmative vote of a majority of the Shares outstanding and entitled to vote is required for the adoption of such a resolution.

By the terms of the Declaration of Trust, this requirement became effective on June 1, 1992, and since then the Shareholders have voted on such a resolution twelve times; in 1995, in each of the years from 1997 through 2005, and in 2007 and 2008.  In each instance, the Board recommended that Shareholders vote against the resolution to convert the Trust into an open-end investment company, and such resolution was not adopted by the Shareholders.  In the most recent vote, on June 24, 2008, 43.26% of the outstanding Shares were voted in favor of the proposal, 11.99% were voted against, and 5.26% were either not present at the meeting, were not voted or abstained from voting on that particular matter (which are effectively votes against the proposal).

After the vote in 2008, the Shares, like those of most other closed-end country funds, continued to trade at a discount.  The average discount for the period from the 2008 Annual Meeting of Shareholders until the record date for this Meeting was [___]%, which was [smaller] than [prior to 2004].  As of the twelve-week period ended on October 10, 2008, the Shares traded at an average discount of more than 10% (10.10%), requiring the Board of Trustees to submit to the Shareholders the proposal described herein.  From the twelve week period ended on October 10, 2008 until the record date for the Meeting, the Shares have traded at an average discount of [____]%.

On July 13, 2009, the Shares’ trading price on the NYSE closed at a discount to NAV per Share of [   ]%.  Conversion of the Trust to an open-end investment company would eliminate the trading market in the Shares and provide Shareholders with a continuing opportunity to redeem their Shares from the Trust at their NAV.  The proposal will be adopted, as provided in the Declaration of Trust, only if approved by holders of a majority of the Shares outstanding and entitled to vote.

The Board of Trustees of the Trust considered information concerning the legal, operational and practical differences between closed-end and open-end investment companies, the Trust’s performance to date as a closed-end fund, the historical relationship between the market price of the Shares and their NAV, the possible effects of conversion on the Trust and alternatives to conversion.  The Board of Trustees resolved to recommend to the Trust’s Shareholders that they vote against the proposal to convert the Trust to an open-end investment company.

In making this recommendation, the Board of Trustees considered measures it has taken that have proved effective in lowering the discount at which the Shares have traded in relation to their NAV.  These measures (described in further detail below) included the establishment of a share repurchase program.

In addition, the Board of Trustees considered the steps taken in an effort to improve the Trust’s performance and the effect conversion of the Trust to an open-end investment company may have on performance.  In February 2004, the Trust implemented the Board’s new strategy of investing primarily in Taiwan Stock Exchange listed companies which derive or which are expected to derive a substantial portion of their revenues by exporting to or operating in mainland China.

The Board of Trustees believes that conversion to an open-end investment company could adversely affect the functioning of the Trust’s investment operations and its investment performance, as described below under “Effect of Conversion on the Trust – Portfolio Management.”  The Board also believes that conversion could expose the Trust to the risk of a substantial reduction in its size and a corresponding loss of economies of scale and an increase in its expenses as a percentage of NAV, as described below under “Effect of Conversion on the Trust – Potential Increase in Expense Ratio and Decrease in Size.”

Since the reorganization of the Trust in 1989, the Shares periodically have traded at a premium (although not in recent years) above NAV.  (See below under “Differences Between Open-end and Closed-end Investment Companies – Fluctuation of Capital; Redeemability of Shares; Elimination of Discount and Premium”.) The Shares’ average annual discount/premium (determined by comparing the Shares’ NAV to their closing price on the NYSE on each trading day pursuant to the Trust’s By-Laws) by year is as follows:

YEAR	DISCOUNT(-)/ PREMIUM
1989 (May 12 to December 31)	2.71%
1990	-9.47%
1991	-3.29%
1992	4.26%
1993	3.45%
1994	0.75%
1995	1.23%
1996	3.28%
1997	-17.06%
1998	-17.67%
1999	-14.24%
2000	-18.82%
2001	-14.51%
2002	-14.95%
2003	-11.33%
2004	-9.99%
2005	-7.55%
2006	-7.30%
2007	-9.72%
2008	-9.78%
2009 (January 1, 2009 to March 31, 2009)	-9.05%

The Board of Trustees believes that eliminating the discount would not justify the fundamental changes that conversion would entail to the Trust’s portfolio management and operations, the risk of reduced size and the potential adverse effect on the Trust’s investment performance.

In order to attempt to reduce or possibly eliminate the discount, the Board continues to seek to increase awareness about the Trust through Shareholder and market communications and meetings by management with members of the investment community specializing in the closed-end funds sector.  While these efforts have not eliminated the Shares’ tendency in recent years to trade at a discount to NAV, the Board of Trustees believes that such efforts have materially lessened the discount and had a favorable effect on Shareholder relations by keeping major Shareholders informed concerning the Trust’s management, investment strategies and policies and by informing the Board of those Shareholders’ views concerning the Trust’s management, investment strategies and policies.

In addition, the Board of Trustees recognizes that discounts as well as premiums can be an inherent consequence of the closed-end structure because of the probability that the shares of a closed-end fund will trade at a lower or higher  ~~or lower~~ price than the NAV per share.  Discounts can vary widely over time, and a market discount can offer an investment advantage.  For example, Shareholders have the opportunity to purchase additional Shares in the market at the discounted price when the Shares trade below their NAV.  Shareholders who make such purchases could benefit in circumstances in which the gap between the NAV and the market price of the Shares narrows or is eliminated after they make their purchases, especially when the NAV is also increasing as a result of increases in the value of the Trust’s investments.  Correlatively, Shareholders could be disadvantaged if they buy Shares at a premium or a small discount to NAV and the premium disappears or the discount widens, particularly if they decide to sell their Shares under such circumstances.  The Shares’ NAV at the end of each week is published in compilations of such information for all closed-end funds in publications such as Barron’s; the daily NAV at the close of the preceding trading day in Taiwan can be obtained by calling the Trust at 1-800-343-9567 or by accessing the Trust’s website at www.taiwangreaterchinafund.com.

The Board of Trustees has considered, from time to time, various alternative measures that could be adopted for the purpose of seeking to reduce the discount to NAV at which the Shares have traded.  On November 1, 2004, the Trust commenced a share repurchase program that allows for the repurchase of up to 10% of the outstanding Shares of the Trust.  In connection with the share repurchase program, the Board of Trustees authorized management to repurchase Trust Shares in one or more block transactions as defined under Rule 10-b(18)(a)(5) of the Exchange Act, provided that no block exceeded 500,000 Shares on any day, no more than 1,000,000 Shares in total were repurchased in block transactions, and that such Share repurchases were made on the NYSE and in compliance with the safe harbor provided by Rule 10b-18 under the Exchange Act.  As of February 28, 2005, the Trust had repurchased the maximum amount of Shares allowed to be purchased in block transactions.  The Trust continues to effect non-block repurchases under its share repurchase program.

      At the 2005 Annual Meeting of Shareholders, the Board of Trustees recommended, and Shareholders approved, the adoption of an interval fund structure.  Since that approval, the Trust has conducted eight semi-annual repurchase offers for between 5% and 25% of the Trust’s outstanding securities.  The Fund repurchased approximately 653,128 shares at its most recently completed semi-annual repurchase offer on June 12, 2009.  Since the adoption of an interval fund structure, the Trust has not repurchased Shares in either block transactions or non-block transactions under the Trust’s share repurchase program.

If the proposal to convert the Trust from a closed-end investment company into an open-end investment company is not approved, and the Shares continue to trade at a discount and the average discount is again greater than 10% during a twelve-week period, then the Shareholders will again have an opportunity to consider converting the Trust into an open-end investment company at the next Shareholders meeting.  The Board of Trustees may also decide at any time to present to the Shareholders the question of whether the Trust should be converted to an open-end investment company; however, under the Declaration of Trust, such a voluntary submission would require the approval of two-thirds of the outstanding Shares for its adoption.

As described below under “Measures to be Adopted if the Trust Becomes an Open-end Investment Company -- Redemption Fee,” if the Shareholders vote to convert the Trust into an open-end investment company, the Board of Trustees may cause the Trust to impose a fee payable to the Trust on all redemptions of up to 2.00% of redemption proceeds for a certain period of time after conversion.  In an effort to deter market timing of Shares after the conversion of the Trust from an open-end investment company, the Board of Trustees may also decide to impose redemption fees in connection with transactions within certain periods of time after the purchase of Shares from the Trust.

DIFFERENCES BETWEEN OPEN-END AND CLOSED-END INVESTMENT COMPANIES

1.              Fluctuation of Capital; Redeemability of Shares; Elimination of Discount and Premium.  Closed-end investment companies generally do not redeem their outstanding shares or engage in the continuous sale of new securities, and thus operate with a relatively fixed capitalization.  The shares of closed-end investment companies are normally bought and sold in the securities market at prevailing market prices, which may be equal to, less than or more than NAV.  From May 12, 1989 to October 16 , 2008 the Shares traded on the NYSE at prices ranging from 31.55% below NAV (on April 27, 1990) to 35.36% above NAV (on December 13, 1993).   During the period from May 1989 to September 1996, the Fund often traded for prolonged periods at significant premiums to net asset value, often exceeding 20%.  The Fund also traded at significant discounts during this period.  Following September 1996, the Fund continuously sold at significant discounts during and after the Asian Financial Crisis.  From the beginning of 2005 until early 2007, the discount moderated significantly, before widening again during the financial turmoil of the past two years.  The Shares last traded at a premium of  0.61 % above NAV on May 1, 2009. The Fund traded at NAV on April 29, 2009 and May 4, 2009.

Although it is now possible, subject to certain restrictions, for both institutions and individuals outside Taiwan to invest directly in Taiwan stocks, the Board of Trustees believes that many foreign investors, and particularly foreign individuals, continue to invest in the Taiwan market through a managed intermediary like the Trust.  In February 2004, the Board revised the Trust’s investment strategy to provide that the Trust will primarily invest in Taiwan companies that derive or expect to derive a significant portion of their revenues from operations in or exports to mainland China, and the Board believes that substantial expertise is required to select and assess companies with that profile.  However, additional alternatives to the Trust may develop as other vehicles for investment in Taiwan securities by investors located outside Taiwan, which could have the effect of increasing any discount at which the Shares trade in relation to their NAV.

By contrast, open-end investment companies in the United States, commonly referred to as mutual funds, issue redeemable securities with respect to which, traditionally, no secondary trading market has been permitted to develop.  (Although this has changed in recent years with the establishment of exchange-traded open-end funds, it remains true that the vast majority of open-end funds, both in number and total assets, do not offer secondary market trading in their shares.) Except during periods when the NYSE is closed or trading thereon is restricted, or when redemptions may otherwise be suspended in an emergency as permitted by the 1940 Act, the holders of these redeemable securities have the right to surrender them to the mutual fund and obtain in return their proportionate share of the mutual fund’s NAV at the time of the redemption (less any redemption fee charged by the fund or contingent deferred sales charge imposed by the fund’s distributor).  The Board of Trustees has, in the past, not made any decision with respect to whether, upon conversion to an open-end investment company, the Trust would follow an exchange traded open-end format or one of a more traditional open-end investment company, which would not have a secondary trading market.

Most mutual funds also continuously issue new shares to investors at a price based upon their shares’ NAV at the time of issuance.  Accordingly, an open-end investment company experiences continuing inflows and outflows of cash and may experience net sales or net redemptions of its shares.

Upon conversion of the Trust into an open-end investment company, Shareholders who wished to realize the value of their Shares would be able to do so by redeeming their Shares at NAV (less the redemption fee, if any, discussed below under “Measures to be Adopted if the Trust Becomes an Open-end Investment Company -- Redemption Fee”), which would rise or fall based upon the performance of the Trust’s investment portfolio.  The trading market for the Shares at a discount from NAV would be eliminated.  Conversion would also eliminate, however, any possibility that the Shares could trade at a premium over NAV.

Please note that the interval fund structure adopted by the Trust in 2005 provides Shareholders a semi-annual opportunity to liquidate a portion (but not necessarily all) of their Shares at NAV, less a 2% repurchase fee.

2.              Cash Reserves.  Because closed-end investment companies are not required to meet redemptions, their cash reserves can be substantial or minimal, depending on the investment manager’s investment strategy.  The managers of many open-end investment companies, on the other hand, believe it desirable to maintain cash reserves adequate to meet anticipated redemptions without prematurely liquidating their portfolio securities.  Although many open-end funds operate successfully in this environment, the maintenance of larger cash reserves required to operate prudently as an open-end investment company when net redemptions are anticipated may reduce an open-end investment company’s ability to achieve its investment objective by limiting its investment flexibility and the scope of its investment opportunities.  In addition, open-end investment companies are subject to a requirement that no more than 15% of their net assets may be invested in securities that are not readily marketable or are otherwise considered to be illiquid.  However, the Trust currently does not invest in, nor does it anticipate investing in, illiquid securities to any material extent.

3.              Raising Capital.  Closed-end investment companies may not issue new shares at a price below NAV except in rights offerings to existing Shareholders, in payment of distributions and in certain other limited circumstances.  Accordingly, the ability of closed-end funds to raise new capital is restricted, particularly at times when their shares are not trading at a premium to NAV.  The shares of open-end investment companies, on the other hand, are offered by such companies (in most cases continuously) at NAV, or at NAV plus a sales charge, and the absence of a secondary trading market generally makes it impossible to acquire such shares in any other way.  The Trust most recently raised additional capital in 1995, when it obtained net offering proceeds of approximately $64,000,000 upon the completion of a public offering of additional Shares at a small premium to NAV.

4.              NYSE Delisting; State and Federal Fees on Sales of Shares.  If the Trust converted to an open-end fund, the Shares would immediately be delisted from the NYSE.  Some investment managers believe that the listing of an investment company on a U.S. stock exchange, particularly the NYSE, represents a valuable asset, especially in terms of attracting non-U.S. investors.  Delisting would save the Trust annual NYSE fees of approximately $30,000; but the absence of a stock exchange listing, combined with the need to issue new Shares when investors wish to increase their holdings, would have the effect of requiring the Trust to pay federal registration fees, except to the extent that the underwriter of such sales paid some or all of such fees.  Any net savings or increased cost to the Trust because of the different expenses would not, however, be expected to materially affect the Trust’s expense ratio.

5.              Underwriting; Brokerage Commissions or Sales Charges on Purchases and Sales.  Open-end investment companies typically seek to sell new shares on a continuous basis in order to offset redemptions and avoid shrinkage in size.  Shares of “load” open-end investment companies are normally offered and sold through a principal underwriter, which deducts a sales charge from the purchase price at the time of purchase or from the redemption proceeds at the time of redemption, receives a distribution fee from the fund (called a Rule 12b-1 fee), or both, to compensate it and securities dealers for sales and marketing services (see “Measures to be Adopted if the Trust Becomes an Open-end Fund -- Underwriting and Distribution” below).  Shares of “no-load” open-end investment companies are sold at NAV, without a sales charge, with the fund’s investment adviser or an affiliate normally bearing the cost of sales and marketing from its own resources.  Shares of closed-end investment companies, on the other hand, are bought and sold in secondary market transactions at prevailing market prices subject to the brokerage commissions charged by the broker-dealer firms executing such transactions.  Except in the case of shares sold pursuant to a rights offering, when a closed-end fund sells newly issued shares, it typically does so in an underwritten public offering in which an underwriting fee of 4% or more is imposed.  Except in the case of a rights offering, such sales can be made only at or above the shares’ then applicable NAV after the deduction of such an underwriting fee.

6.              Shareholder Services.  Open-end investment companies typically provide more services to shareholders and may incur correspondingly higher shareholder servicing expenses.  One service that is generally offered by open-end funds is enabling shareholders to transfer their investment from one fund into another fund that is part of the same “family” of open-end funds at little or no cost to the shareholders.  The Trust has, in the past, engaged in no discussions with any family of funds to become a part of such family, and there can be no assurance that the Trust would be able to make such an arrangement if the Shareholders voted to convert the Trust to an open-end fund.  If the requisite majority of the Shareholders approve this Proposal 2, the Board of Trustees would weigh the cost of any particular service against the anticipated benefit of such service.  The Board of Trustees has not, in the past, maintained a view as to which, if any, Shareholder services it would seek to make available to Shareholders and implement as part of the Trust’s joining a family of funds or otherwise.

7.              Leverage.  Open-end investment companies are prohibited by the 1940 Act from issuing “senior securities” representing indebtedness (i.e., bonds, debentures, notes and other similar securities), other than indebtedness to banks with respect to which there is asset coverage of at least 300% for all borrowings, and may not issue preferred stock.  Closed-end investment companies, on the other hand, are permitted to issue senior securities representing indebtedness when the 300% asset coverage test is met, may issue preferred stock subject to a 200% asset coverage test and are not limited to borrowings solely from banks.  This greater ability to issue senior securities gives closed-end investment companies more flexibility in “leveraging” their shareholders’ investments than is available to open-end investment companies.  This difference is not likely to be of importance with respect to the Trust, however, because the Trust’s fundamental investment policies (which may be changed only with Shareholder consent) forbid it to borrow more than 5% of its NAV (a restriction that would continue to apply if the Trust were an open-end fund) or to issue preferred stock (even though such issuance is permitted by the Trust’s Declaration of Trust).

8.              Annual Shareholders Meetings.  The Trust is organized as a Massachusetts business trust under the terms of the Declaration of Trust.  As a closed-end investment company listed on the NYSE, the Trust is required by the rules of the NYSE to hold annual meetings of its Shareholders.  This requirement would cease upon a delisting of the Shares from the NYSE.  A provision in the Declaration of Trust provides that, if the Trust were converted to an open-end investment company, the Declaration of Trust could be amended to provide that the Trust would no longer be required to hold annual meetings.  However, no vote is being sought on such a proposal at this time.  If the Trust were no longer required to hold annual meetings of Shareholders, it would still be required by the 1940 Act to have periodic meetings to approve certain matters and, under certain circumstances, to elect Trustees.  (See the discussion below under “Measures to be Adopted if the Trust Becomes an Open-end Fund -- Effect on the Trust’s Declaration of Trust.”) The Trust would save the cost of annual meetings, which management estimates to be approximately $45,000 per year; however, these savings would not be expected to materially affect the Trust’s expense ratio.

9.              Reinvestment of Dividends and Distributions.  Like the plans of many other closed-end funds, the Trust’s Dividend Reinvestment Plan (the “Plan”) permits Shareholders to elect to reinvest their dividends and distributions on a different basis than would be the case if the Trust converted to an open-end investment company.  Currently, if the Shares are trading at a discount, the agent for the Plan will attempt to buy as many of the Shares as are needed for this purpose on the NYSE or elsewhere.  This permits a reinvesting Shareholder to benefit by purchasing additional Shares at a discount, and this buying activity may tend to lessen any discount.  If Shares are trading at a premium, reinvesting Shareholders are issued Shares at the higher of NAV and 95% of the market price.  As an open-end investment company, all dividends and distributions would be reinvested at NAV unless Shareholders elected to receive their dividends and distributions in cash.

10.              Capital Gains.  The treatment of capital gains required under the Internal Revenue Code of 1986, as amended (the “Code”) may be disadvantageous to non-redeeming shareholders of an open-end fund.  Although the fund’s manager may be able to sell portfolio securities at a price that does not reflect a taxable gain in order to raise cash to satisfy redeeming shareholders, a mutual fund that is required to sell portfolio securities may realize a net capital gain if the fund’s basis in the portfolio securities sold is less than the sale price obtained.  The Code imposes both an income tax and an excise tax on a regulated investment company’s net capital gain (regardless of whether the fund is open-end or closed-end) unless the gain is distributed to all shareholders, including non-redeeming shareholders.  Furthermore, in order to make a capital gain distribution, a fund may need to sell additional portfolio securities, thereby reducing further its size and, possibly, creating additional capital gain.  While, as noted, taxes on such gains are also imposed on closed-end funds, a closed-end fund does not face the possible need to sell appreciated securities in order to raise funds to meet redemption requests.

EFFECT OF CONVERSION ON THE TRUST

In addition to the inherent characteristics of open-end investment companies described above, the Trust’s conversion to an open-end investment company would potentially have the consequences described below.

1.              Portfolio Management.  As noted above, a closed-end investment company operates with a relatively fixed capitalization while the capitalization of an open-end investment company fluctuates depending upon whether it experiences net sales or net redemptions of its shares. To the extent that this is true, if the Trust were to convert to an open-end investment company, the Trust might be faced with a need to invest new monies near market highs and to sell portfolio securities in a falling market when it might otherwise wish to invest.  Because the Trust is a closed-end fund, however, the Trust currently is not required to invest new monies or liquidate portfolio holdings at what may be inopportune times, and can manage its portfolio with a primary emphasis on long-term considerations.

The Board of Trustees has, in the past, believed that the closed-end structure is better suited than the open-end structure to the Trust’s investment objective of achieving long-term capital appreciation through investment primarily in publicly traded equity securities of Taiwan issuers, particularly in view of the Trust’s primary strategic focus on companies whose business is becoming increasingly integrated with the economy of mainland China.  The Board of Trustees has expressed in the past that, notwithstanding developments in Taiwan that have had the effect of liberalizing restrictions on investment by foreign investors in the Taiwan securities market, investor psychology towards Taiwan (and mainland China) remains susceptible to rapid and extreme swings that would be likely to have a material and unpredictable impact on inflows and outflows from the Trust if it were to become an open-end investment company.  The Board of Trustees has expressed in the past their belief that the Trust could better pursue its long-term investment objective without short-term pressures to invest new monies or liquidate portfolio holdings at times when its investment style would dictate doing otherwise.  Furthermore, the Board of Trustees believed that a need for the Trust to maintain some level of cash reserves to fund redemptions on an on-going basis could restrict the Trust’s ability to remain fully invested in equity securities in circumstances in which its portfolio manager otherwise thought it advantageous to be so invested.

2.              Potential Increase in Expense Ratio and Decrease in Size.  Conversion to an open-end investment company would raise the possibility of the Trust suffering substantial redemptions of Shares, particularly in the period immediately following the conversion, although the potential implementation of a redemption fee of up to 2.00% for a certain period of time described below under “Measures to be Adopted if the Trust Becomes an Open-end Fund” might reduce the number of redemptions that would otherwise occur shortly after the conversion.  Unless the Trust’s principal underwriter, if any, were able to generate sales of new Shares sufficient to offset these redemptions or the performance of the Trust’s investments was sufficiently favorable to offset net redemptions, the size of the Trust would be expected to shrink.  (See “Measures to be Adopted if the Trust Becomes an Open-end Fund -- Underwriting and Distribution.”) Because a majority of the Trust’s operating expenses are fixed and others decline as a percentage of the Trust’s NAV as the NAV increases, a decrease in the Trust’s asset size would likely increase the ratio of its operating expenses to its income and net assets and, as a result, decrease the Trust’s net income per Share.  Such a decrease in size could result in a decision by the Board of Trustees to terminate and liquidate the Trust if the amount of the Trust’s assets were reduced such that it was no longer considered economically feasible for the Trust to continue to carry on business.

3.              Continuous Public Offering Costs.  In addition, the Trust might be required to engage in a continuous public offering intended, at a minimum, to offset redemptions.  A continuous public offering of the Shares would require the Trust to maintain current registrations under federal and state securities laws and regulations, which would involve additional costs.  See “Differences Between Open-end and Closed-end Investment Companies -- Underwriting; Brokerage Commissions or Sales Charges on Purchases and Sales” above.

4.              Possible Sales of Portfolio Securities.  If the Trust were to experience substantial redemptions of Shares following its conversion to an open-end investment company, it would probably not have sufficient cash reserves to fund such redemptions and therefore could be required to sell portfolio securities at inopportune times and incur increased transaction costs in order to raise cash to meet such redemptions.  In addition, the Trust could incur capital gains in connection with such transactions.  See “Differences Between Open-end and Closed-end Investment Companies -- Capital Gains” above.

5.              Conversion Costs.  The process of converting the Trust to an open-end investment company would involve legal and other expenses to the Trust, including the preparation of a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) (see “Measures to be Adopted if the Trust Becomes an Open-end Fund -- Timing” below), and the payment of necessary fees with respect to such registration statement and the sale of Shares in various states.  The Board of Trustees has been advised that these conversion expenses, which would be paid by the Trust and would result in a one-time increase in the Trust’s expenses, could be expected to total at least $150,000.  Because the Trust is unable to determine at this time the actual costs that would be involved, it is possible that the conversion expenses would be substantially higher.

6.              Potential Benefits to the Trust’s Investment Adviser.   The process of converting the Trust to an open-end investment company could potentially benefit the Trust’s Investment Adviser.  The Investment Adviser is currently paid a fee based on the total net assets of the Trust, and, if following the conversion, the Trust was able to sell more shares than it redeemed, that could increase its net assets and could increase the fees paid to the Investment Adviser.

MEASURES THAT MAY BE ADOPTED IF THE TRUST BECOMES AN OPEN-END INVESTMENT COMPANY

If the Shareholders voted to convert the Trust to an open-end fund, the Board of Trustees may take the following actions.

1.              Redemption Fee.  In order to reduce the number of redemptions of the Shares immediately following the conversion of the Trust to an open-end investment company (thereby reducing any disruption of the Trust’s normal portfolio management) and to offset the brokerage and other costs of such redemptions, the Board of Trustees may decide that the Trust should impose a redemption fee for a period of time, to be retained by the Trust, of up to 2.00% of the redemption proceeds payable by the Trust on all redemptions.  At such time, the Board of Trustees will consider whether certain classes of investors may be exempt from such redemption fee.   While not required, such a fee would be similar to fees that have been proposed by other funds considering a conversion from a closed-end investment company to open-end investment company status.  In an effort to deter market timing of Shares after the conversion of the Trust to an open-end investment company, the Board of Trustees may also decide to impose redemption fees in connection with transactions within a certain period of time after the purchase of Shares from the Trust.

2.              Underwriting and Distribution.  If the Shareholders voted to convert the Trust to an open-end investment company, the Board would consider whether to select a principal underwriter of the Shares.  The Shares could be offered and sold directly by the Trust itself, and by any other broker-dealers who enter into selling agreements with the principal underwriter.  The Trust has engaged in no discussions with prospective principal underwriters, and there can be no assurance regarding whether satisfactory arrangements with a principal underwriter would be achieved.  The Board of Trustees reserves the right to cause the Trust to enter into an underwriting agreement with a principal underwriter in such form and subject to such conditions as the Board of Trustees deems desirable.  If a principal underwriter were selected, there could be no assurance that any such broker-dealer firms would be able to generate sufficient sales of Shares to offset redemptions, particularly in the initial months following conversion. Under these circumstances, the Board of Trustees may consider other courses of action, including the liquidation of the Trust.

3.              Effect on the Trust’s Declaration of Trust.  The Declaration of Trust provides that, if the Shareholders voted to change the Trust’s subclassification under the 1940 Act from a closed-end investment company to an open-end investment company, provisions in the Declaration of Trust (set forth in Exhibit A to this Proxy Statement) would become effective that authorize the issuance of redeemable securities at NAV and provide that the outstanding Shares will be redeemable at the option of the Shareholders.  In addition, the Declaration of Trust provides that if the Trust becomes an open-end fund and is no longer required by stock exchange rules to hold annual meetings for the election of Trustees, the Board of Trustees may submit a proposal, which may be adopted by vote of a majority of the Trust’s outstanding Shares, that the Trust cease to hold annual meetings of its Shareholders and that it eliminate its staggered Board of Trustees.  These actions would have the consequence of requiring Shareholders’ meetings to be held only when required by the 1940 Act, either for the election of Trustees (if a majority of the Trustees in office were not elected by the Shareholders) or to approve specific matters in accordance with the 1940 Act’s requirements.

4.              Timing.  If the Shareholders voted to convert the Trust to an open-end investment company, a number of steps would be required to implement such conversion, including the preparation, filing and effectiveness of a registration statement under the Securities Act covering the offering of the Shares and the negotiation and execution of a new or amended agreement with the Trust’s transfer agent.  It is anticipated that such conversion would become effective by approximately by April 1, 2010 and that the discount, if any, at which the Shares trade in relation to their NAV would be reduced in anticipation of the ability to redeem Shares at NAV upon the completion of the conversion.  The provisions of the Declaration of Trust set forth in Appendix C would become effective simultaneously with the effectiveness of the registration statement referred to above under the Securities Act.  If, as noted immediately above in “Effect on the Trust’s Declaration of Trust,” the Board of Trustees submitted, and Shareholders approved, a proposal that the Trust no longer hold annual meetings of Shareholders after becoming an open-end investment company, the attendant savings in the cost of holding such meetings (see “Differences Between Open-end and Closed-end Investment Companies -- Annual Shareholders Meetings”) would accrue in the years following such approval.

REQUIRED VOTE

An affirmative vote of a majority of all outstanding Shares is required to approve the conversion of the Trust from a closed-end investment company into an open-end investment company.  Abstentions and “non-votes” will be treated as votes present and not cast at the meeting.  Abstentions and “non-votes” will, however, have the effect of votes in opposition to this Proposal 2.

The Board of Trustees recommends that Shareholders vote “AGAINST” conversion of the Trust from a closed-end investment company into an open-end investment company.  The persons named in the accompanying proxy will, in the absence of contrary instructions, vote all proxies “AGAINST” this Proposal 2.

MISCELLANEOUS

           Proxies will be solicited by mail and may be solicited in person or by telephone, email or facsimile by officers or employees of the Trust. The Trust has also retained The Altman Group to assist in the solicitation of proxies from Shareholders at an anticipated cost not to exceed [$7,000] plus reimbursement of out-of-pocket expenses. The expenses connected with the solicitation of these proxies and with any further proxies that may be solicited by such officers or employees of the Trust or by The Altman Group in person or by telephone, email or facsimile will be borne by the Trust. The Trust will reimburse banks, brokers and other persons holding Shares registered in their names or in the names of their nominees for their expenses incurred in sending proxy material to and obtaining proxies from the beneficial owners of such Shares.

The Trust’s annual report for the year ended December 31, 2008, including financial statements, was mailed on or about February 27, 2009 to shareholders of record. However, a copy of this report will be provided, without charge, to any shareholder upon request. Please call 1-800-343-9567 or write to the Taiwan Greater China Fund, c/o the Secretary of the Trust, Nanking Road Capital Management, LLC, 111 Gillett Street, Hartford, CT 06105, to request the report.

In the event that a quorum is not obtained for the transaction of business at the Meeting by September 9, 2009, the persons named as proxies in the enclosed proxy may propose one or more adjournments of the Meeting to permit further solicitation of proxies in order to obtain such a quorum. Any such adjournment would require the affirmative vote of the holders of a majority of the Shares voting that are present in person or by proxy at the session of the Meeting to be adjourned. The persons named as proxies in the enclosed proxy will vote in favor of such adjournment, if a quorum is not obtained, all shares represented by proxy, including abstained and broker non-votes. The costs of any such additional solicitation and of any adjourned session will be borne by the Trust.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act and Section 30(h) of the 1940 Act, as applied to the Trust, require that the Trust’s officers, Trustees and persons who beneficially own more than ten percent of the Trust’s Shares (“Reporting Persons”) file reports of ownership of the Trust’s Shares and changes in such ownership with the Securities and Exchange Commission (the “SEC”).  Based solely upon a review of Forms 3 and 4 and amendments thereto furnished to the Trust pursuant to Rule 16a-3(e) under the Exchange Act during fiscal year 2008 and Form 5 and amendments thereto furnished to the Trust with respect to fiscal year 2008, the Trust believes that all Reporting Persons made timely filings.

SHAREHOLDER PROPOSALS AND NOMINATIONS

Any proposal by a Shareholder intended to be presented at the 2010 Annual Meeting of Shareholders must be received by the Taiwan Greater China Fund, c/o the Secretary of the Trust, Nanking Road Capital Management, LLC, 111 Gillett Street, Hartford, CT 06105, not later than May 1, 2010.  The Board of Trustees will consider whether any such proposal should be submitted to a Shareholder vote in light of applicable rules and interpretations promulgated by the SEC but a Shareholder’s timely submission of a proposal will not automatically confer a right to have that proposal presented for a vote at the Trust’s 2010 Annual Meeting. Any nomination by a Shareholder of a person to stand for election as a Trustee at the 2010 Annual Meeting must be received by the Trust, c/o Secretary, Nanking Road Capital Management, 111 Gillett Street, LLC, Hartford, CT 06105, U.S.A., not later than May 1, 2010.
BY ORDER OF THE BOARD OF TRUSTEES

Regina Foley
Secretary

July 30, 2009

EXHIBIT A

ARTICLE X OF THE TRUST’S DECLARATION OF TRUST REDEMPTIONS

    In the event that the Shareholders of the Trust vote to convert the Trust from a “Closed-end company” to an “Open-end company”. . . , the following provisions shall, upon the effectiveness of such conversion, become effective:

        SECTION 10.1.  REDEMPTIONS.  All outstanding Shares may be redeemed at the option of the holders thereof, upon and subject to the terms and conditions provided in this Article X.  The Trust shall, upon application of any Shareholder or pursuant to authorization from any Shareholder, redeem or repurchase from such Shareholder outstanding Shares for an amount per Share determined by the Trustees in accordance with any applicable laws and regulations; provided that (a) such amount per Share shall not exceed the cash equivalent of the proportionate interest of each Share in the assets of the Trust attributable thereto at the time of the redemption or repurchase and (b) if so authorized by the Trustees, the Trust may, at any time and from time to time, charge fees for effecting such redemption or repurchase, at such rates as the Trustees may establish, as and to the extent permitted under the 1940 Act, and may, at any time and from time to time, pursuant to the 1940 Act, suspend such right of redemption.  The procedures for and fees, if any, chargeable in connection with the effecting and suspending redemption of Shares shall be as set forth in the prospectus filed as part of the Trust’s effective Registration Statement with the Commission from time to time.  Payment will be made in such manner as described in such prospectus.

        SECTION 10.2.  REDEMPTIONS OF ACCOUNTS.  The Trustees may redeem Shares of any Shareholder at a redemption price determined in accordance with Section 10.1 if, immediately following a redemption of Shares for any reason, the aggregate net asset value of the Shares in such Shareholder’s account is less than an amount determined by the Trustees.  If the Trustees redeem Shares pursuant to this Section 10.2, a Shareholder will be notified that the value of his account is less than such amount and be allowed sixty (60) days to make an additional investment before the redemption is processed.

ANNUAL MEETING OF SHAREHOLDERS OF

TAIWAN GREATER CHINA FUND

September 10, 2009

This Proxy is Solicited on Behalf of the Board of Trustees

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.
Please note that the Trust has retained The Altman Group to assist in the solicitation of proxies from Shareholders.

Signature of Shareholder Date: Signature of Shareholder Date:

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

The following items are proposed by the Trust:

1.
The election of two Trustees: Mr. Edward B. Collins, to serve for a term expiring on the date of the 2012 Annual Meeting of Shareholders or the special meeting held in lieu thereof; and Mr. Tsung-Ming Chung, to serve for a term expiring on the date of the 2012 Annual Meeting of Shareholders or the special meeting held in lieu thereof.

2.	Consider whether to approve the conversion of the Trust from a closed-end investment company into an open-end investment company

For all Nominees	Withheld from all Nominees	For all Nominees EXCEPT Nominee(s) written below

For Proposal 2	Withheld from Proposal 2	Against Proposal 2

Properly executed proxies will be voted in the manner directed herein by the undersigned. If no such directions are given, such proxies will be voted FOR Proposal 1 and AGAINST Proposal 2.

Please sign and return promptly in the enclosed envelope. No postage is required if mailed in the United States.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

TO INCLUDE ANY COMMENTS, USE THE COMMENTS BOX ON THE REVERSE SIDE OF THIS CARD.

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

TAIWAN GREATER CHINA FUND

This Proxy is Solicited on Behalf of the Board of Trustees
Annual Meeting of Shareholders
September 10, 2009

The undersigned hereby appoints Pedro-Pablo Kuczynski, Steven R. Champion and Regina Foley, or each or either of them, as Proxies of the undersigned, with full power of substitution to each of them, to vote all shares of the Taiwan Greater China Fund (the "Trust") which the undersigned is entitled to vote at the Annual Meeting of Shareholders of the Trust (the "Meeting") to be held at the offices of Brown Brothers Harriman & Co., 50 Milk Street, Boston, MA 02109-3661, Tuesday, September 10, 2009 at 9:30 a.m., Eastern time, and at any adjournment thereof, in the manner indicated on the reverse side and, in their discretion, on any other business that may properly come before the Meeting or at any such adjournment.

 (Continued and to be signed on the reverse side.)

COMMENTS:

Annex B

“TANDY” LETTER

July 13, 2009

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn.: Lawrence Greene

Re:	Taiwan Greater China Fund (the “Trust”) (SEC File Nos. 811-05617 and 005-40977)

Dear Mr. Greene:

As requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with its review of the Preliminary Proxy Statement filed by the Trust on July 1, 2009 (the “Preliminary Proxy Statement”), the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a) the Trust is responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement;

(b) Staff comments or changes to disclosure in response to Staff comments in the Preliminary Proxy Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Preliminary Proxy Statement; and

(c) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kind regards,

Taiwan Greater China Fund

By:	/s/ Steven R. Champion
Steven R. Champion
President, Chief Executive Officer